                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)


                             THE ACTAVA GROUP INC.
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                         $1.00 PAR VALUE COMMON STOCK
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                    PRESIDENT AND CHIEF OPERATING OFFICER,
                               TRITON GROUP LTD.,
                              550 WEST C STREET,
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 15, 1995
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- -------------------------                               ------------------------
  CUSIP NO. 361028-10-3          SCHEDULE 13D              PAGE 2 OF 5 PAGES
- -------------------------                               ------------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318116

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,413,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,413,598

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,413,598
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.55%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.   Security and Issuer.
          -------------------

          Security:    Common Stock, $1.00 Par Value ("Common Stock")

          Issuer: The Actava Group Inc., formerly Fuqua Industries, Inc., ("Actava"), a Delaware corporation

          Address:     4900 Georgia-Pacific Center
                       Atlanta, GA  30303

Item 2.   Identity and Background.
          -----------------------

     This Amendment No. 11 to Schedule 13D is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, 18th Floor, San Diego, CA 92101.

     There is no change to the remaining information contained in Item 2 of
Schedule 13D, as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     There is no change to the information contained in Item 3 of Schedule 13D, as amended to date.

Item 4.   Purpose of Transaction.
          ----------------------

     The information set forth in Item 4 of Triton's Schedule 13D, as amended, is hereby amended as follows:

         On August 31, 1994, The Actava Group Inc. entered into letters of intent relating to the proposed combination with Orion Pictures Corporation, MCEG Sterling Incorporated and Metromedia International Telecommunications Inc. Under the announced proposal the combined enterprise is to be named Metromedia International Group, Inc. and would be a global media, entertainment and communications company. As proposed, Metromedia Company and its affiliates, including John W. Kluge, would control in excess of 50% of the voting power of the surviving entity.

                               Page 3 of 5 Pages
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         Triton's review of preliminary materials regarding this combination and representations by Actava's President and CEO lead Triton to believe at this time that this combination represents a highly speculative and risky venture. As Actava's largest shareholder, Triton is opposed to this proposed transaction and is encouraging Actava's Board of Directors and management to evaluate other alternative business strategies and to exercise their obligations diligently under Delaware law relating to the sale of the company.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     There is no change to the information contained in Item 5 of Schedule 13D as amended to date.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There is no change to the information contained in Item 6 of Schedule 13D as amended to date.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                               Page 4 of 5 Pages

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 1995           TRITON GROUP LTD.

                                    By:    /s/ MICHAEL M. EARLEY
                                       -----------------------------------------
                                    Name:  Michael M. Earley
                                         ---------------------------------------
                                    Title: President and Chief Executive Officer
                                          --------------------------------------

                               Page 5 of 5 Pages